Exhibit 99.1

For Immediate Release

TFI International Acquires Keith Hall & Sons

Strategic Acquisition to Further Expand TFI’s Specialized Truckload Operations

Multiple Synergy and Cost Saving Opportunities

Montreal, Quebec, July 31, 2020 - TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it has acquired Keith Hall & Sons Transport (“KHS”). Established in 1965 and headquartered in Burford, Ontario, KHS began in the milk hauling business and has grown to become one of Ontario’s leading family-owned and operated transportation businesses, hauling liquid and dry foods and general freight across North America.

KHS, which generates approximately CAD $30 million in annual revenue, has more than one hundred full-time company drivers and nearly 20 part-time company drivers and owner-operators. The company operates a high-quality fleet including close to 120 company tractors and more than 200 trailers including tanks, vans and reefers. KHS also operates a food-grade tank washing facility at its Burford headquarters.

“Keith Hall & Sons fits exceptionally well with our food grade transportation business and we welcome the entire KHS team to TFI International,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “KHS hauls similar products to our various tank companies and we expect to create significant synergies. As our third acquisition within specialized Truckload this year, KHS is another strategic addition to the growing TFI family of operating companies and we are pleased that KHS and its team continue their rapid growth as part of our organization.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com